December 13, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	InterMune, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 9, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 7, 2011
File No. 000-29801

Dear Mr. Rosenberg,

We are furnishing this letter in response to your letter to Mr. John Hodgman dated November 22, 2011 regarding the above referenced filings. Each of our responses to the questions you raised in the November 22 letter, which have been repeated here for clarity, will be immediately below the question.

Form 10-K for the Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

7. Sponsored Research and Collaboration Agreements

1. You disclose that from October 2006 to October 2010 you were in a research and development collaboration agreement with Roche for products from your HCV protease inhibitor program, including your compound danoprevir. In October 2010 you sold worldwide development and commercialization rights in danoprevir to Roche for $175 million in cash, terminated the Roche agreement and accelerated the recognition of approximately $57.3 million in previously deferred revenue. In December 2010, you entered into a new collaboration agreement with Roche pursuant to which you will continue to conduct research in small molecule protease inhibitors for the treatment of HCV infection. This research program expired on June 30, 2011. Please clarify for us why the December 2010 agreement did not qualify for accounting purposes as a modification of your October 2006 agreement since under both agreements you are conducting research activities in small molecule protease inhibitors for the treatment of HCV infection. In your response, please clarify for us whether the December 2010 agreement is an extension of the transition services provided for in Exhibit 2.06 of your October 2010 agreement.

Company Response

The Company respectfully advises the Staff that it considered the guidance in ASC 605-25-05-1 and ASC 985-605-55-4 in determining whether the December 2010 agreement with Roche represented a modification of the October 2006 agreement with Roche. The Company considered such factors including:

1) The timing of contract negotiations and execution of the contracts.

The license and collaboration agreement with Roche was executed in October 2006. The subsequent research agreement was negotiated and executed in December 2010.

2) The projects under the contracts and how those projects relate to each other in terms of design.

The license and collaboration agreement with Roche was executed in October 2006 and was largely focused on the license and development of ITMN-191 (danoprevir), a macrocyclic compound, with the potential of other macrocyclic compounds being licensed for the treatment of HCV. This agreement was terminated upon the purchase of all rights to ITMN-191 by Roche in October 2010 given that the core subject matter of the 2006 agreement was now fully owned by Roche and that any remaining terms of the agreement became obsolete given the change in the HCV field. The December 2010 agreement was executed to initially license and develop ITMN-8187, a non-macrocyclic compound which the parties believed may have competitive advantages over existing compounds, with the potential of other non-macrocyclic and macrocyclic compounds (unrelated to ITMN-191 and which were not in existence during the time of the original agreement) being licensed for the treatment of HCV.

3) Whether the fees under one contract are subject to some form of concession if conditions under the other contract are not satisfied.

The October 2006 agreement was terminated in its entirety upon the purchase of all rights to ITMN-191 by Roche in October 2010. The terms of the December 2010 collaboration are not dependent upon or cross-referenced to any of the terms of the October 2006 agreement and vice versa. Accordingly, if any conditions are not met under the 2010 agreement, no consequences would arise under the October 2006 agreement which has been terminated and is no longer in effect. In addition, the October 2006 agreement did not contemplate the negotiation and execution of the December 2010 agreement and consequently, the conditions of the 2010 agreement had no effect on fees provided for under the 2006 agreement.

4) If the elements in the separate contracts are essential to each other’s functionality.

The 2006 license and collaboration agreement was largely focused on the license and development of ITMN-191, a macrocyclic compound. The December 2010 agreement was executed to initially license and develop ITMN-8187, a non-macrocyclic compound, with the potential of other non-macrocyclic and macrocyclic compounds (unrelated to ITMN-191 and which were not in existence during the time of the original agreement) being licensed for the treatment of HCV. Each compound is not dependent upon one another for its functionality; rather each was being developed separately on a stand-alone basis. There are no elements or terms in either contract that would or could affect the other contract.

5) Whether payment terms under one contract coincide with the performance obligations under the other contract.

The deliverables and financial terms under both agreements were not dependent on each other; accordingly payment terms under the 2010 agreement did not coincide with performance criteria under the 2006 agreement entered into four years earlier. Fees due to the Company under the two agreements were not dependent on any terms of the separate contracts and each set of financial terms stood on their own. The October 2006 agreement was structured as a cost-sharing arrangement in which both parties shared in the costs of development of the compound whereas the December 2010 agreement was structured such that the Company was reimbursed by Roche for all of its research services as defined in the agreement.

6) Whether the negotiations are conducted jointly with two or more parties to do what in essence is a single project.

The 2010 agreement and the 2006 agreement were negotiated with the same party. The 2006 agreement was largely focused on the license of ITMN-191, a macrocyclic compound, with the potential of other macrocyclic compounds being licensed for the treatment of HCV. The 2006 agreement was terminated upon the outright purchase of all rights to ITMN-191 by Roche. The 2010 agreement was entered into with the initial focus of licensing ITMN-8187, a non-macrocyclic compound, with the potential of other non-macrocyclic and macrocyclic compounds being licensed for the treatment of HCV, with a completely different economic structure as well as a different collaborative structure between the parties. Additionally, the 2010 agreement was not contemplated nor negotiated during the negotiations to terminate the 2006 agreement.

Additionally, the December 2010 agreement does not relate to or extend the transition services related to clinical virology services provided for in Exhibit 2.06 of the October 2010 purchase agreement, which services pertained solely to the specific macrocyclic compound, ITMN-191, purchased by Roche under the October 2010 purchase agreement. The December 2010 agreement does not involve ITMN-191.

15. Commitments and Contingencies

Indemnity Agreement, page 94.

2. You disclose that you have not recorded any accrued liabilities at December 31, 2010 under your Indemnity Agreement with Dr. Harkonen because you believe no change in status of the interim Arbitration Award has occurred solely due to a jury verdict. You also disclose on page 95 and on page 14 in your September 30, 2011 Form 10-Q that you are unable to predict what your total liability could be with any degree of certainty. Please provide us proposed revised disclosure to be included in future periodic reports that discloses your policy for accruing defense costs associated with legal contingencies and clarifies that in this instance, other than the contingency associated with the Arch insurance coverage, your exposure is to continue to fund defense costs for Dr. Harkonen.

Company Response

The Company respectfully advises the Staff that it will incorporate into its future periodic reports its policy for accruing defense costs associated with legal contingencies. The policy footnote will substantially take the form of the following:

From time to time, the Company may be a party to various legal proceedings related to its business, including but not limited to civil complaints and matters relating to our Indemnity agreement with our former chief executive officer. This agreement obligates us to advance all expenses, including attorneys’ fees, incurred by our former chief executive officer in connection with any legal or similar proceeding, subject to initial coverage of these expenses through our insurance policies. Our policy is to accrue for defense costs as the related legal services are performed on our behalf and on behalf of our former chief executive officer, who has exhausted all insurance coverage previously available under our original Indemnity agreement with him. Given our former chief executive officer has appealed his recent sentence, we expect to continue to indemnify him for reasonable legal fees and costs incurred in connection with his defense for the foreseeable future until the legal proceeding against him is finally completed with no further right to appeal.

Form 10-Q for the Quarter Ended September 30, 2011

Consolidated Financial Statements, unaudited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue recognition and revenue reserves, page7

3. On page six, you disclose that you launched Esbriet in Germany in September 2011. As Esbriet is the first approved product for the treatment of IPF, please demonstrate to us how you are able to make reasonable estimates of product returns, as stipulated in ASC 605-15-25-1f, 25-2 and 25-3, to support your recognition of product revenue in the third quarter of 2011. If applicable, please also address in your response the “other factors” discussed within SAB 13:A4b.

Company Response

The Company respectfully advises the Staff it has considered the guidance in ASC 605-15-25-1f, 25-2 and 25-3 in its assessment of estimated product returns in relation to our launch of Esbriet in Germany in September 2011. The Company only ships product upon receipt of valid orders from customers such as pharmacies and hospitals which are in turn a result of actual patient prescriptions. Pursuant to German Medicinal Products Law (Arzneimittelgesetz AMG), a buyer (customer) has no right to return the product; therefore the Company has not established a reserve for product returns, though it has established a reserve for the mandatory rebate as allowed under the applicable German health care regulations. This set of facts and circumstances is unique to the pharmaceutical regulations in Germany. It is our intent to evaluate and record reasonable estimates of product returns as stipulated in ASC 605-15-25-1f, 25-2 and 25-3 on a country by country basis as warranted in each market. Each country has its own unique set of facts and circumstances. However, in all jurisdictions, product shipments will only occur upon receipt of valid orders from customers such as pharmacies and hospitals which are in turn a result of actual patient prescriptions.

In connection with our response to your questions, we also acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ John C. Hodgman

John C. Hodgman
Chief Financial Officer and Senior Vice President, Finance